

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via Facsimile
Alexander Farquharson
President and Chief Executive Officer
Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

> **Re: Energizer Tennis Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 23, 2012**
> **File No. 333-182199**

Dear Mr. Farquharson:

    We have reviewed your response to our letter dated August 21, 2012 and have the following additional comments.

Registration Statement Fee Table

1. We note that Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with the common stock that you are registering. For guidance, please refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Description of Business, page 18

Our Business, page 18

2. We note your response to prior comment 8. Please briefly explain the significance of "page impressions." Additionally, please provide us with the basis for your estimate that your advertising campaign will attract five percent of the traffic to www.tenniseurope.com.

3. We note your response to prior comment 9. Please briefly explain the mechanics of Google Adwords and discuss the extent of the Google Adwords campaign at each of the daily rates you disclose.

    You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation